UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan

December 31, 2014 and 2013

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Morris Davis Chan & Tan LLP

Charlotte, North Carolina

June 22, 2015

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value (Notes 2, 5, and 6)
Money market and interest bearing cash	$47,545,963	$52,901,193
U.S. government and government agency obligations	673,846	664,009
Asset-backed securities	13,037	16,173
Mutual funds	9,255,422,561	8,460,979,634
Collective investment funds	4,287,846,901	4,040,375,055
Common and preferred stocks	2,838,158,463	2,458,947,918
Other investments	45,857	43,455

Total non-Master Trust investments	16,429,706,628	15,013,927,437
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	2,895,314,586	2,944,583,688

Total investments	19,325,021,214	17,958,511,125

Accrued dividends and interest receivable	436,002	410,223
Employer contribution receivable	325,254,275	336,152,322
Employee contribution receivable	15,351,417	15,505,639
Participant notes receivable (Notes 1 and 2)	424,408,075	397,034,689
Other receivable	4,709,124	2,910,458

Total assets	20,095,180,107	18,710,524,456

Liabilities
Due to broker for securities purchased	14,465	973
Other payable	388,558	673,011

Total liabilities	403,023	673,984

Net assets reflecting all investments at fair value	20,094,777,084	18,709,850,472

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(57,155,929)	(38,327,167)

Net assets available for benefits	$20,037,621,155	$18,671,523,305

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments (Note 7)	$1,011,446,522
Investment income from mutual funds	304,707,193
Interest and dividends	19,366,305

Total non-Master Trust investment income	1,335,520,020
Plan interest in the Stable Value Master Trust investment income	59,144,653

Total investment income	1,394,664,673

Contributions (Note 1)
Employees	873,758,374
Employer	772,723,643

Total contributions	1,646,482,017

Interest income on participant notes receivable	16,499,129

Other income	303,899

Total additions	3,057,949,718

Deductions from net assets available for benefits attributed to:
Benefits paid to plan participants	1,674,454,485
Trustee and administrative fees (Note 2)	13,002,291

Total deductions	1,687,456,776

Net increase before transfers	1,370,492,942

Transfer to Urban Settlement Services LLC 401(k) Plan (Note 1)	(4,395,092)

Net increase	1,366,097,850

Net assets available for benefits
Beginning of year	18,671,523,305

End of year	$20,037,621,155

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax and Roth (after-tax) contributions as soon as administratively practical after employment commences.

All employees covered by the Plan are eligible to receive company matching contributions and an annual company contribution (see Note 1: Contributions) after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Transfer to Urban Settlement Services LLC 401(k) Plan

In accordance with the Transfer Agreement (Agreement) between the Corporation and Urban Settlement Services LLC (doing business as Urban Lending Solutions LLC or ULS) dated March 6, 2014, the Corporation agreed to transfer to ULS, and ULS agreed to assume, certain assets, office locations, and employees of the Corporation. In June 2014, account balances totaling $4,395,092 of certain employees of the Corporation hired by ULS as part of the Agreement and who are participating in the Plan were transferred to the Urban Settlement Services LLC 401(k) Plan through a trust to trust transfer.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Investment Alternatives

The Plan provides participants with a total of 30 investment alternatives as of December 31, 2014. Investment alternatives include 13 mutual funds, 15 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective May 31, 2014, Legg Mason completed the acquisition of QS Investors. As a result, effective June 30, 2014, the Legg Mason Batterymarch US Small Cap Equity Portfolio Institutional Fund was renamed the QS Batterymarch US Small Cap Equity Portfolio Institutional Fund.

Effective November 14, 2014, the following changes were made to the Plan’s investments:

•	The LifePath Index 2015 Fund ceased to exist. All assets of the LifePath Index 2015 Fund were automatically converted to the LifePath Index Retirement Fund.

•	The Plan began offering the LifePath Index 2060 Fund.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Contributions

Effective January 1, 2013, the Plan provides for participant pre-tax and/or Roth (after-tax) contributions through salary deductions ranging from 1% to 50% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2014 annual pre-tax contributions were limited to $17,500 for participants. Additional 2014 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Contributions (Continued)

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company match contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if the participant has at least 10 years of vesting service) of the participant’s eligible compensation.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $772,723,643 for 2014.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Participants who take a financial hardship distribution shall not be permitted to make contributions during the 6 month period beginning on the date of such distribution.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

Pension Plan) if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (except in the event of retirement, severance, divestiture or death) based on the participant’s years of service and is forfeited if a participant leaves prior to completing such vesting service requirement.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax) rollover, company matching, and annual company contribution. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance, (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12 month period ending on the day before the loan was made, or (c) 50% of vested balance under all Plans, reduced by unpaid balance of any other loans under the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2014 and 2013.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Plan expenses, to the extent not paid by the Plan, are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3.	Concentrations of Investment Risk

Investments as of December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2014	2013

Bank of America Corporation Common Stock	$2,837,874,062	$2,458,661,549
Dodge & Cox Stock Fund	1,569,275,880	1,428,827,013
Plan interest in the Stable Value Master Trust at contract value	2,838,158,657	2,906,256,521
T Rowe Price Institutional Large Cap Growth Fund	1,310,543,877	1,200,772,174
Vanguard Extended Market Index Fund	2,042,471,732	1,992,444,720
Vanguard Institutional Index Fund	2,393,192,695	2,098,298,358

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan, the Bank of America 401(k) Plan for Legacy Companies (the Legacy 401(k) Plan), The Bank of America Transferred Savings Account Plan, and the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (collectively known as Participating Plans).

Effective April 1, 2013, the Legacy 401(k) Plan ceased participation in the Master Trust after merging into the Plan. The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company LLC (Standish), a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market value of the investment contracts reported in the aggregate for the Master Trust was $4,226,917,187 and $3,694,849,976 as of December 31, 2014 and 2013, respectively. The Plan had an undivided interest of 68.50% and 79.70% in the following assets of the Master Trust as of December 31, 2014 and 2013, respectively:

	2014
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$255,449,869	$255,449,869	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	230,721,012	232,042,712	(123,033)	(1,198,667)
Constant duration synthetic guaranteed investment contracts	3,173,788,490	3,245,002,644	747,016	(71,961,170)
Insurance company separate account guaranteed investment contracts	483,520,045	493,797,979	—	(10,277,934)

	4,143,479,416	4,226,293,204	623,983	(83,437,771)
Accrued expenses	(258,638)	(258,638)	—	—

Total Master Trust net assets	$4,143,220,778	$4,226,034,566	$623,983	$(83,437,771)

Plan interest in the Stable Value Master Trust	$2,838,158,657	$2,894,887,150	$427,436	$(57,155,929)

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

	2013
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market fund	$226,981,772	$226,981,772	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	202,365,385	205,897,370	(160,966)	(3,371,019)
Constant duration synthetic guaranteed investment contracts	2,742,747,652	2,783,805,371	722,405	(41,780,124)
Insurance company separate account guaranteed investment contracts	474,665,631	477,604,024	—	(2,938,393)

	3,646,760,440	3,694,288,537	561,439	(48,089,536)
Accrued expenses	(247,058)	(247,058)	—	—

Total Master Trust net assets	$3,646,513,382	$3,694,041,479	$561,439	$(48,089,536)

Plan interest in the Stable Value Master Trust	$2,906,256,521	$2,944,136,223	$447,465	$(38,327,167)

For the year ended December 31, 2014, the Master Trust earned $76,893,669 in interest income. The average yield and crediting interest rates for such investments were 2.03% and 2.10%, respectively for 2014. The average yield credited to participants was 2.00% for 2014.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) and corresponding valuation methodologies:

Fixed Maturity Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Fair values of fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor Standish has engaged to provide fixed income prices on a monthly basis.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish or its clients have engaged to provide investment services.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

Insurance Company Separate Account Guaranteed Investment Contracts

Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values for insurance company separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Most GICs have book value crediting rates that are reset periodically. The crediting rates are initiated at the inception of each contract and are typically recalculated on a quarterly basis.

Applicable book value wrap fees, underlying asset management fees and/or product fees are subtracted from the gross crediting rate to determine a net crediting rate for each reset period.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract;

•	The existing difference between the fair value of the assets underlying the contract and the contract value.

Security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. These contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.	Interest in the Stable Value Master Trust (Continued)

Insurance Company Separate Account Guaranteed Investment Contracts (Continued)

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payments at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Money market funds and interest bearing cash are valued at cost, which approximates fair value.

•	U.S. government and government agency obligations and common and preferred stocks are valued at the closing price reported on the active market on which the securities are traded.

•	Asset-backed securities are valued using the external broker bids, where applicable.

•	Mutual funds are valued at the net asset value of shares held by the Plan at year end.

•

Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

•

Investment contracts held in the Master Trust are comprised of insurance company separate account GICs, fixed maturity synthetic GICs, and constant duration synthetic GICs. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

There have been no changes in the methodologies used as of December 31, 2014 and 2013.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Money market funds	$255,449,869	$—	$—	$255,449,869
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	232,042,712	—	232,042,712
Constant duration synthetic guaranteed investment contracts	—	3,245,002,644	—	3,245,002,644
Insurance company separate account guaranteed investment contracts	—	493,797,979	—	493,797,979
Wrap contracts	—	—	623,983	623,983

Total Master Trust investments	$255,449,869	$3,970,843,335	$623,983	$4,226,917,187

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds	$226,981,772	$—	$—	$226,981,772
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	205,897,370	—	205,897,370
Constant duration synthetic guaranteed investment contracts	—	2,783,805,371	—	2,783,805,371
Insurance company separate account guaranteed investment contracts	—	477,604,024	—	477,604,024
Wrap contracts	—	—	561,439	561,439

Total Master Trust investments	$226,981,772	$3,467,306,765	$561,439	$3,694,849,976

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2014:

Wrap Contracts

Balance, beginning of year	$561,439
Net appreciation	62,544

Balance, end of year	$623,983

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$46,685,728	$860,235	$—	$47,545,963
U.S. government and government agency obligations	673,846	—	—	673,846
Asset-backed securities	—	13,037	—	13,037
Mutual funds
Balanced	181,994,201	—	—	181,994,201
Domestic large cap equity	5,273,335,141	—	—	5,273,335,141
Domestic mid cap equity	2,042,826,618	—	—	2,042,826,618
Domestic small cap equity	311,268,345	—	—	311,268,345
Fixed income	1,189,242,776	—	—	1,189,242,776
International developed equity	256,755,480	—	—	256,755,480
Collective investment funds
Balanced	—	2,413,937,931	—	2,413,937,931
Domestic large cap equity	—	989,511,714	—	989,511,714
Domestic mid cap equity	—	48,460,832	—	48,460,832
International developed equity	—	835,936,424	—	835,936,424
Common and preferred stocks	2,838,158,463	—	—	2,838,158,463
Other investments	—	4,323	41,534	45,857

Total non-Master Trust investments	$12,140,940,598	$4,288,724,496	$41,534	$16,429,706,628

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$52,040,958	$860,235	$—	$52,901,193
U.S. government and government agency obligations	664,009	—	—	664,009
Asset-backed securities	—	16,173	—	16,173
Mutual funds
Balanced	157,753,461	—	—	157,753,461
Domestic large cap equity	4,728,291,679	—	—	4,728,291,679
Domestic mid cap equity	1,992,742,656	—	—	1,992,742,656
Domestic small cap equity	280,289,936	—	—	280,289,936
Fixed income	1,091,483,590	—	—	1,091,483,590
International developed equity	210,418,312	—	—	210,418,312
Collective investment funds
Balanced	—	2,170,352,304	—	2,170,352,304
Domestic large cap equity	—	903,305,930	—	903,305,930
Domestic mid cap equity	—	40,044,734	—	40,044,734
International developed equity	—	926,672,087	—	926,672,087
Common and preferred stocks	2,458,947,918	—	—	2,458,947,918
Other investments	—	4,690	38,765	43,455

Total non-Master Trust investments	$10,972,632,519	$4,041,256,153	$38,765	$15,013,927,437

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

6.	Fair Value Measurements (Continued)

The following table sets forth the summary of changes in the fair value of the non-Master Trust’s level 3 investments for the year ended December 31, 2014:

Other Investments

Balance, beginning of year	$38,765
Net appreciation relating to non-Master Trust investments still held at reporting date	2,769

Balance, end of year	$41,534

Transfers Between Levels

The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2014.

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2014:

U.S. government and government agency obligations	$9,658
Asset-backed securities	(102)
Mutual funds	477,007,962
Collective investment funds	165,394,612
Common and preferred stocks	369,031,990
Other investments	2,402

Net appreciation in fair value of investments	$1,011,446,522

8.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

9.	Related Party Transactions

The Plan’s cash funds are managed by BofA Global Capital Management, advised by BofA Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of December 31, 2014 and 2013, the Plan held investments managed and administered by BofA Global Capital Management totaling $46,685,728 and $52,040,958, respectively. The Plan received interest thereon of $19,321 during the year ended December 31, 2014.

As of December 31, 2014 and 2013, the Plan held investments in Bank of America Corporation Common Stock totaling $2,837,874,062 and $2,458,661,549, respectively. The Plan received dividends thereon of $19,300,869 during the year ended December 31, 2014.

The Plan paid direct expenses to the Trustee totaling $391,337 during 2014.

10.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2014	2013

Net assets available for benefits per the financial statements	$20,037,621,155	$18,671,523,305
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	57,155,929	38,327,167
Benefit obligations payable	(2,530,559)	(3,591,209)

Net assets available for benefits per Form 5500	$20,092,246,525	$18,706,259,263

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

10.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$3,057,949,718
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	57,155,929
Beginning of year	(38,327,167)

Total income per Form 5500	$3,076,778,480

The following is a reconciliation of benefits paid to plan participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to plan participants per the financial statements	$1,674,454,485
Add: Benefit obligations payable at end of year	2,530,559
Less: Benefit obligations payable at beginning of year	(3,591,209)

Benefits paid to plan participants per Form 5500	$1,673,393,835

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

11.	Federal Income Tax Status

On January 15, 2014, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. This determination letter covers certain prior amendments to and restatements of the Plan. The Plan has been restated since receiving the determination letter. In December 2014, the Plan Sponsor filed for an updated determination letter (see Note 13: Subsequent Events).

The Plan administrator believes the Plan as currently designed, and with execution of proposed amendments, is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

11.	Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

12.	Litigation

The Plan is the subject of litigation involving certain participants’ voluntary transfer of Plan assets to the Pension Plan and whether such transfers were in accordance with applicable law. The outcome of this litigation cannot be predicted at this time.

13.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•

The IRS has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC contingent upon the adoption of proposed amendments submitted to the IRS in a letter dated March 27, 2015.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2014

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value

	Money market and interest bearing cash
	BANK OF DESOTO	CD #10649 INT MO DTD 08/06/14 1.050% DUE 08/06/19	90,000	$90,000
	BANK OF DESOTO	CD #10650 INT MO DTD 08/11/14 1.050% DUE 08/11/19	50,000	50,000
	BANK OF DESOTO	CD #13533 INT MO DTD 02/04/10 2.050% DUE 02/04/15	50,000	50,000
	BANK OF TEXAS	CD # 7140000235 INT MO DTD 11/18/13 0.750% DUE 11/18/18	99,000	99,000
	BBVA COMPASS	CD #1319015978 INT MONTHLY DTD 05/23/13 1.242% DUE 05/23/18	99,000	99,000
	BEAL BANK	CD #0120632229 INT MO DTD 08/25/14 0.710% DUE 02/25/16	100,000	100,000
	BEAL BANK	CD #120677919 INT MO DTD 08/03/14 0.660% DUE 08/03/15	50,000	50,000
	BEAL BANK	CD #7500114802 INT RENVST DTD 07/11/13 1.240% DUE 07/11/18	62,235	62,235
	BEAL BANK	CD #7500137713 INT MO DTD 11/17/14 0.660% DUE 11/17/15	70,000	70,000
*	BOFA	CASH RESERVES CAPITAL CLASS	46,210,385	46,210,385
*	BOFA	CASH RESERVES TRUST CLASS	474,559	474,559
*	BOFA	TEMPORARY OVERNIGHT DEPOSIT - CUSTODY	784	784
	HILLCREST BANK	CD #62639803 INT MO DTD 08/05/10 2.750% DUE 08/05/15	90,000	90,000
	USAA FEDERAL SAVINGS	CD #0005353200 INT MO DTD 01/06/14 0.760% DUE 01/06/16	100,000	100,000

	Total money market and interest bearing cash			47,545,963

	U.S. government and government agency obligations
	UNITED STATES TREAS NT	DTD 02/15/12 2.000% DUE 02/15/22	100,000	100,250
	UNITED STATES TREAS NT	DTD 02/18/14 2.750% DUE 02/15/24	100,000	105,227
	UNITED STATES TREAS NT	DTD 08/15/05 4.250% DUE 08/15/15	100,000	102,504
	UNITED STATES TREAS NT	DTD 08/15/07 4.750% DUE 08/15/17	100,000	109,813
	UNITED STATES TREAS NT	DTD 08/15/13 2.500% DUE 08/15/23	50,000	51,606
	UNITED STATES TREAS NT	DTD 11/15/06 4.625% DUE 11/15/16	100,000	107,438
	UNITED STATES TREAS NT	DTD 11/15/12 1.625% DUE 11/15/22	100,000	97,008

	Total U.S. government and government agency obligations			673,846

	Asset-backed securities
	GOVERNMENT NATL MTG ASSN	POOL #141703 DTD 10/01/85 11.50% DUE 10/15/15	26	26
	GOVERNMENT NATL MTG ASSN	POOL #180576 DTD 03/01/87 8.000% DUE 03/15/17	115	115
	GOVERNMENT NATL MTG ASSN	POOL #320835 DTD 04/01/92 7.500% DUE 04/15/22	69	70
	GOVERNMENT NATL MTG ASSN	POOL #604740 DTD 11/01/03 5.000% DUE 11/15/33	7,235	8,047
	GOVERNMENT NATL MTG ASSN	POOL #604897 DTD 12/01/03 5.000% DUE 12/15/33	4,318	4,779

	Total asset-backed securities			13,037

	Mutual funds
	ALLIANCEBERNSTEIN	INTERMEDIATE BOND PORTFOLIO CL A SHARES	13,429	150,274
	BLACKROCK	GLOBAL ALLOCATION FUND CL I SHARES	6,048,524	120,184,181
	COLUMBIA	EQUITY VALUE FUND CLASS Z SHARES	10,310	130,728
	COLUMBIA	INTERMEDIATE BOND FUND CLASS Z SHARES	780	7,175
	COLUMBIA	SHORT TERM BOND FUND CLASS Z SHARES	9,665	95,969
	COLUMBIA	US GOVT MTG FUND CL Z SHARES	6,020	33,232
	DEUTSCHE	SHORT DURATION FUND CL S SHARES	3,005	27,043
	DODGE & COX	STOCK FUND	8,672,907	1,569,275,880
	INVESCO VAN KAMPEN	US MORTGAGE FUND CL A SHARES	1,722	21,609
	NICHOLAS FUND INC	NICHOLAS FUND	5,191	354,886
	PIMCO	ALL ASSET FUND INSTITUTIONAL CLASS SHARES	5,258,731	61,001,280
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL CLASS SHARES	8,695,652	92,695,646
	QS BATTERYMARCH	US SMALL CAPITALIZATION EQUITY PORTFOLIO INSTITUTIONAL FUND	23,211,659	311,268,345
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	47,690,825	1,310,543,877
	TEMPLETON	FOREIGN EQUITY SERIES	4,388,678	87,993,002
	VANGUARD	EXTENDED MARKET INDEX FUND INSTITUTIONAL PLUS SHARES	12,426,818	2,042,471,732
	VANGUARD	GNMA FUND INVESTORS SHARES	32,391	350,472
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	14,006,579	147,629,347
	VANGUARD	INSTITUTIONAL INDEX FUND INSTITUTIONAL PLUS SHARES	12,683,871	2,393,192,695
	VANGUARD	TOTAL BOND MARKET INDEX FUND IPL	8,275,529	89,954,996
	VANGUARD	TOTAL INTERNATIONAL STOCK INDEX FUND INSTITUTIONAL PLUS SHARES	1,622,655	168,756,077
	VANGUARD	WELLESLEY INCOME FUND INVESTOR SHARES	1,540	39,384
	VANGUARD	WELLINGTON FUND INVESTOR SHARES	19,651	769,356
	VANGUARD	WINDSOR II INVESTOR SHARES	5,145	191,961
	WESTERN ASSET	CORE BOND PORTFOLIO FUND INSTITUTIONAL CLASS I SHARES	69,608,179	858,268,851
	WESTERN ASSET	HIGH INCOME OPPORTUNITY FUND	1,520	8,162
	WILMINGTON	MULTI-MANAGER INTERNATIONAL FUND CLASS A SHARES	872	6,401

	Total mutual funds			9,255,422,561

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i – Schedule of Assets

December 31, 2014

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value

	Collective investment funds
	BLACKROCK	EQUITY DIVIDEND FUND	39,876,678	$586,984,705
	BLACKROCK	FUNDAMENTAL LARGE CAP GROWTH FUND	27,633,370	402,527,009
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	22,561,406	304,626,359
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	22,401,011	303,069,992
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	25,312,460	342,583,901
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	20,988,789	283,594,227
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	20,746,817	279,534,315
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	12,515,714	168,297,560
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	9,657,673	131,191,765
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	5,657,098	81,039,621
	BLACKROCK	LIFEPATH INDEX 2060 FUND Q CLASS	86,841	866,527
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	22,100,053	308,530,005
	MFS	INTERNATIONAL GROWTH FUND	72,690,124	835,936,424
	PYRAMIS	SMALL/MID CORE FUND	3,116,452	48,460,832
	SSGA	REAL ASSET FUND	18,753,665	210,603,659

	Total collective investment funds			4,287,846,901

	Common and preferred stocks
	ALABAMA PWR CO	PREFERRED STOCK	750	19,235
	ARYT INDS LTD	COMMON STOCK	1,000	52
*	BAC CAP TR VIII	PREFERRED STOCK	1,000	25,406
*	BANK OF AMERICA CORPORATION	COMMON STOCK	158,629,070	2,837,874,062
*	BANK OF AMERICA CORPORATION	PREFERRED STOCK	750	18,840
	CARRIER1 INTL SA	COMMON STOCK	300	3
	CITIGROUP INC	COMMON STOCK	100	5,411
	EXXON MOBIL CORP	COMMON STOCK	200	18,490
	GENERAL ELEC CAP CORP	PREFERRED STOCK	2,000	49,620
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	510	81,824
*	MERRILL LYNCH CAP TR I	PREFERRED STOCK	1,028	26,029
*	MERRILL LYNCH CAP TR II	PREFERRED STOCK	800	20,232
	MORGAN STANLEY CAP TR VI	PREFERRED STOCK	750	19,200
	NMC INC	COMMON STOCK	11,000	11
	OMNISKY CORP	COMMON STOCK	3,500	35
	PERLA GROUP INTL INC	COMMON STOCK	79	1
	PHYSICIAN COMPUTER NETWORK INC	COMMON STOCK	100	1
	TRI-LITE INC	COMMON STOCK	1,119	11

	Total common and preferred stocks			2,838,158,463

	Other investments
	MUTUALS CAPITAL ALLIANCE INC	CLOSELY HELD EQUITY	276,895	41,534
	SUBURBAN PROPANE PARTNERS LP	LIMITED PARTNERSHIP	100	4,323

	Total other investments			45,857

	Total non-Master Trust investments			$16,429,706,628

*	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$424,408,075

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 26, 2015	/s/ DICK HO

Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris Davis Chan & Tan LLP, Independent Registered Public Accounting Firm.